Exhibit A

Ceragon Networks® Second Quarter 2019 Financial Results Scheduled for Release on August 12, 2019
July 9, 2019

CERAGON NETWORKS® SECOND QUARTER 2019 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON AUGUST 12, 2019

Little Falls, New Jersey, July 9, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today is providing details of the conference call for its second quarter 2019 financial results. The Company will issue a press release announcing its results during pre-market hours on Monday, August 12, 2019.

A conference call will follow beginning at 9:00 a.m. EDT. Investors are invited to join the company’s teleconference by calling (USA) (800) 230-1085 or international +1 (612) 288-0340 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website on the webcasts page in the section for investors: www.ceragon.com/investors/webcasts/ selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (800) 475-6701 (International) +1 320-365-3844, Access Code 469750. This audio replay will be available through September 12, 2019.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® Second Quarter 2019 Financial Results Scheduled for Release on August 12, 2019
July 9, 2019

Media Contact:	Investor Contact:
Tanya Solomon	Ran Vered
Ceragon Networks	Ceragon Networks
Tel: +972-3-543-1163	Tel. +972-3-543-1595
tanyas@ceragon.com	investor@ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin competitive pressures, order timing, growth prospects, and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that the results of our accounting close for the 2019 second quarter will not be as anticipated;  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that we will be unable to extend our competitive strengths in India to other geographic areas because of market differences and other factors; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.